Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$8,000,001.00	$245.60

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $1,219,957.39 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $245.60 is offset against the registration fee due for this offering and of which $1,219,711.79 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT to Prospectus Supplement dated May 30, 2006 to Prospectus Supplement dated May 30, 2006 and Prospectus dated May 30, 2006	Filed Pursuant To Rule 424(b)(2) File No. 333-134553

1,1940,030 YEELDS®

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

9.00% Yield Enhanced Equity Linked Debt Securities (“YEELDS”) Due June 12, 2008

Performance Linked to the Common Stock of Six Flags, Inc. (SIX)

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement and the accompanying prospectus supplement, dated May 30, 2006 (the “YEELDS prospectus supplement”) should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”). Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

•	Index stock issuer: Six Flags, Inc. Six Flags, Inc. is not involved in this offering and has no obligation with respect to the notes.

•	Index stock: The common stock of the index stock issuer.

•	Principal amount: $6.70 per YEELDS, and, in the aggregate, $8,000,001.00.

•

Stated maturity date: June 12, 2008, subject to postponement if the valuation date is postponed. If the stated maturity date is not a business day, any payment required to be made on the stated maturity date will instead be made on the next business day, with the same effect as if paid on the scheduled stated maturity date, as described on page S-17 of the MTN prospectus supplement.

•

Averaging period: The last three scheduled trading days ending on the valuation date (each an “averaging day”), subject to postponement if a market disruption event occurs, as described under “Postponement of an Averaging Day, including Valuation Date, because of a Market Disruption Event” on page PS-3 of this pricing supplement.

•

Valuation date: June 5, 2008, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption “Description of the Notes—Settlement value” on page SS-14 of the YEELDS prospectus supplement.

•	Determination period: Five business days.

•	Coupon rate: 9.00% per annum.

•	Coupon payment dates: Monthly on the 12th calendar day of each month, commencing on July 12, 2007.

•	Coupon record dates: 15 calendar days prior to each coupon payment date.

•

Initial value: $6.70, which is the average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings has paid to hedge Lehman Brothers Holdings’ obligations under the notes.

•	Equity cap price: $9.246, which is 138.00% of the initial value.
•	Base dividend: $0.00, or none.

•	Effective dividend adjustment date: The first business day immediately following the 6th day of each March, September, December and the valuation date, as applicable.

•	Payment at maturity: On the stated maturity date, Lehman Brothers Holdings will pay you, per YEELDS, the lesser of:

(1)	the alternative redemption amount; and

(2)	$9.2460.

Because the principal amount is equal to the initial value, the alternative redemption amount per YEELDS will equal the settlement value.

The settlement value will be based upon the arithmetic average of the adjusted closing prices of the index stock on each averaging day during the averaging period, and shall generally be equal to such arithmetic average multiplied by the multiplier, as described beginning on page PS-2 of this pricing supplement under “Settlement Value Based Upon Arithmetic Average of Adjusted Closing Prices”.

•

Stock settlement option: Yes; if Lehman Brothers Holdings has elected to exercise its stock settlement option, on the stated maturity date, Lehman Brothers Holdings will deliver to you, per YEELDS, a number of shares of Six Flags, Inc. common stock equal to the sum of the daily settlement share numbers for each averaging day during the averaging period, all as described beginning on page PS-4 of this pricing supplement under “Stock Settlement Option”. Lehman Brothers Holdings will provide the trustee with prior written notice no later than the first averaging day if it elects the stock settlement option.

•	Denominations: $6.70 and integral multiples thereof.

•	Listing: The YEELDS will not be listed on any exchange.

•	CUSIP: 52520W374

•	ISIN: US52520W3741

Investing in the notes involves risks. Risk Factors begin on page SS-7 of the YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per YEELDS	Total
Public offering price	$6.70	$8,000,001.00
Underwriting discount	$0.00	$0.00
Proceeds to Lehman Brothers Holdings	$6.70	$8,000,001.00

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 179,104 YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about June 12, 2007.

LEHMAN BROTHERS

June 7, 2007

“YEELDS” is a registered trademark of Lehman Brothers Inc.

ADDITIONAL RISK FACTOR

If a market disruption event occurs on a day that would otherwise be an averaging day, there will be a delay in settlement of the YEELDS.

If a market disruption event occurs on a day that would otherwise be an averaging day, settlement of the YEELDS will be delayed, depending on the circumstances surrounding the market disruption event, for up to 24 trading days following the stated maturity date.

SETTLEMENT VALUE BASED UPON ARITHMETIC AVERAGE OF ADJUSTED CLOSING PRICES

The settlement value will be based upon the arithmetic average of the adjusted closing prices of the index stock on each of the last three scheduled trading days ending on, and including, the valuation date, and shall generally be equal to such arithmetic average multiplied by the multiplier. Adjustments to the closing prices will occur if Six Flags, Inc. begins to pay cash dividends on its shares of common stock during the term of the YEELDS. See “Description of the Notes—Settlement value” on page SS-14 in the accompanying YEELDS prospectus supplement.

POSTPONEMENT OF AN AVERAGING DAY, INCLUDING VALUATION DATE, BECAUSE OF A

MARKET DISRUPTION EVENT

If a market disruption event occurs on a day that would otherwise be an averaging day, as set forth on the cover page of this pricing supplement, such averaging day will be postponed until the next scheduled trading day on which no market disruption event occurs; provided, however, if a market disruption event occurs on each of the eight scheduled trading days following the originally scheduled averaging day, then (a) that eighth scheduled trading day shall be deemed to be that averaging day and (b) the calculation agent shall determine the adjusted closing price of the index stock for that eighth scheduled trading day, based upon its good faith estimate of the value of the index stock as of the close of trading on the relevant exchange on such day. If any averaging day is postponed, all subsequent averaging days will also be postponed; the next subsequent averaging day will then be the next scheduled trading day on which no market disruption event occurs (subject to the eight scheduled trading day limitation described above). As a consequence, the occurrence of a market disruption event on a day that would otherwise be an averaging day may result in non-consecutive averaging days.

STOCK SETTLEMENT OPTION

If Lehman Brothers Holdings elects to exercise its stock settlement option and provides the trustee with written notice no later than the first averaging day, Lehman Brothers Holdings may, subject to the next paragraph, deliver on the stated maturity date a number of shares of Six Flags, Inc. common stock equal to, per YEELDS, the sum of the daily settlement share numbers for each averaging day during the averaging period, as determined by the calculation agent in its good faith judgment. The daily settlement share number for any averaging day will generally equal:

•	if the product of the adjusted closing price on such averaging day times the multiplier exceeds the equity cap price, which is $9.2460:

0.33 1/3	×	9.2460	; or
closing price

•	if the product of the adjusted closing price on such averaging day times the multiplier is equal to or less than the equity cap price:

0.33 1/3	×	adjusted closing price	× multiplier
closing price

If, however, Lehman Brothers Holdings determines that it is prohibited from delivering such shares, or that it would otherwise be unduly burdensome to deliver such shares, on the stated maturity date, it will pay in cash the amount payable at maturity if it had not elected the stock settlement option.

If the calculation above results in a fractional share, Lehman Brothers Holdings will pay cash to you in an amount equal to that fractional share, calculated on an aggregate basis in respect of the YEELDS you own, multiplied by the market value based upon the arithmetic average of the adjusted closing price of Six Flags, Inc. common stock (and any equity securities included in the calculation of the settlement value) on each averaging day during the averaging period.

Upon the occurrence of certain events, or if Six Flags, Inc. is involved in certain extraordinary transactions, the number of shares of Six Flags, Inc. common stock to be delivered may be adjusted and Lehman Brothers Holdings may deliver, in lieu of or in addition to Six Flags, Inc. common stock, cash and any other equity securities used in the calculation of the daily settlement share numbers, all as determined by the calculation agent. See “Description of the Notes—Adjustments to multipliers and to securities included in the calculation of the settlement value” on page SS-16 of the accompanying YEELDS prospectus supplement.

Because the daily settlement share numbers will ordinarily be determined over the three-trading-day averaging period ending on the third business day prior to the stated maturity date, if Lehman Brothers Holdings elects the stock settlement option, the effect to holders will be as if the YEELDS matured over a three trading day period ending on the third business day prior to the stated maturity date (subject to postponement as described under “Postponement of an Averaging Day, including Valuation Date, because of a Market Disruption Event” on page PS-3 of this pricing supplement). Thus, the aggregate value of the shares of Six Flags, Inc. common stock and any other equity securities and cash that you receive at maturity may be more or less than the amount you would have received had Lehman Brothers Holdings not elected the stock settlement option as a result of fluctuations in the value of these securities during the averaging period. Consequently, it is possible that the aggregate value of the cash and securities that you receive at maturity may be less than the payment that you would have received at maturity had Lehman Brothers Holdings not elected to settle the YEELDS with shares of Six Flags, Inc. common stock. In the absence of any election notice to the trustee, Lehman Brothers Holdings will be deemed to have elected to pay the amount payable at maturity in cash.

EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date. In each of these examples it is assumed that Six Flags, Inc. does not pay any cash dividends on its shares of common stock during the term of the YEELDS.

Example 1. Assuming the settlement value is $5.00:

As a result, because the settlement value of $5.00 is less than $6.70, on the stated maturity date, you would receive $5.00 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated maturity date the number of shares of the index stock and cash having a value on the valuation date equal to $5.00 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date, if you held one YEELDS, one share of index stock, plus accrued but unpaid coupon payments.

Example 2. Assuming the settlement value is $7.50:

As a result, because the settlement value of $7.50 is less than $9.2460, on the stated maturity date, you would receive $7.50 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $7.50 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, one share of index stock, plus accrued but unpaid coupon payments.

Example 3. Assuming the settlement value is $10.00:

As a result, because $9.2460 is less than the settlement value of $10.00, on the stated maturity date, you would receive $9.2460 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $9.2460 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, if you held one YEELDS on the stated maturity date, rather than receiving 0.92460 of a share, you would receive no shares and $9.2460 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per YEELDS, basis. For example, if you held 1,194,030 YEELDS, you would receive on the stated maturity date in total, 1,104,000 shares of index stock and $1.40 in cash, plus accrued but unpaid coupon payments.

To the extent the actual settlement value differs from the values assumed above or that Six Flags, Inc. changes the amount of the quarterly cash dividends it pays, the results indicated above would be different.

If Lehman Brothers Holdings elects the stock settlement option, the market price of the shares of Six Flags, Inc. common stock that you receive per YEELDS on the stated maturity date may be less than the amount that you would have received had Lehman Brothers Holdings not elected the stock settlement option because the number of shares you receive will ordinarily be calculated based upon the adjusted closing prices of Six Flags, Inc. common stock during the three-trading-day averaging period ending on the third business day prior to the stated maturity date.

INDEX STOCK ISSUER AND INDEX STOCK

Six Flags, Inc.

Lehman Brothers Holdings has obtained the following information regarding Six Flags, Inc. from Six Flags, Inc.’s reports filed with the SEC.

Six Flags, Inc. has stated in its filings with the SEC that it is a theme park operator engaged solely in the theme park business. Its parks are located in markets across North America.

The index stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website described under “Where You Can Find More Information” on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Historical information about the index stock

The shares of common stock of Six Flags, Inc. are listed on The New York Stock Exchange under the symbol “SIX”.

The following table presents the high and low closing prices for the shares of common stock of Six Flags, Inc., as reported on The New York Stock Exchange during each fiscal quarter in 2004, 2005, 2006 and 2007 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2004, 2005, 2006 and 2007 (through the date of this pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the price of the index stock will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

	High	Low	Period End
2004
First Quarter	8.29	6.93	7.85
Second Quarter	8.28	6.68	7.26
Third Quarter	7.03	3.49	5.44
Fourth Quarter	5.58	4.63	5.37

2005
First Quarter	5.62	4.01	4.12
Second Quarter	4.67	3.80	4.65
Third Quarter	7.48	4.61	7.19
Fourth Quarter	7.71	7.01	7.71

2006
First Quarter	11.80	8.03	10.18
Second Quarter	10.29	5.21	5.62
Third Quarter	5.81	4.59	5.23
Fourth Quarter	6.44	5.08	5.24

2007
First Quarter	6.48	5.38	6.01
Second Quarter (through 6/5/2007).	6.66	5.86	6.66

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date, (b) Six Flags, Inc. does not pay any cash dividends on its shares of common stock during the term of the YEELDS and (c) Lehman Brothers Holdings has not elected to exercise the stock settlement option:

•	the percentage change from the issue price to the hypothetical settlement value on the valuation date;

•	the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

•	the hypothetical total amount payable per YEELDS on the stated maturity date;

•	the hypothetical total annualized yield on the YEELDS on the stated maturity date; and

•	the hypothetical total annualized yield from direct ownership of the index stock.

Hypothetical settlement value on the valuation date	Percentage change from the issue price to the hypothetical settlement value on the valuation date	Total coupon payments paid or payable on or before the stated maturity date per YEELDS	Hypothetical total amount payable per YEELDS on the stated maturity date (1)	Hypothetical total annualized yield on the YEELDS on the stated maturity date per YEELDS (2)	Hypothetical total annualized yield from direct ownership of index stock
$4.0200	-40%	$0.6030	$4.0200	-32.4%	-40.00%
$5.3600	-20%	$0.6030	$5.3600	-11.5%	-20.00%
$6.0300	-10%	$0.6030	$6.0300	-1.0%	-10.00%
$6.7000	0%	$0.6030	$6.7000	9.4%	0.00%
$7.3700	10%	$0.6030	$7.3700	19.8%	10.00%
$8.0400	20%	$0.6030	$8.0400	30.2%	20.00%
$8.3750	25%	$0.6030	$8.3750	35.4%	25.00%
$9.3800	40%	$0.6030	$9.2460	48.9%	40.00%
$10.7200	60%	$0.6030	$9.2460	48.9%	60.00%
$12.0600	80%	$0.6030	$9.2460	48.9%	80.00%
$13.4000	100%	$0.6030	$9.2460	48.9%	100.0%

(1)	Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2)	The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total annualized yield will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

You should compare the features of the YEELDS to other available investments before deciding to purchase the

YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings intends to treat, and by purchasing a YEELDS for all tax purposes you agree to treat, a YEELDS as a financial contract, rather than as a debt instrument.

Upon the receipt of cash on the stated maturity date of the YEELDS in connection with a cash settlement at maturity of a YEELDS, you will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received (other than accrued but unpaid coupon payments) differs from your tax basis in the YEELDS. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, Lehman Brothers

Holdings intends to report any such gain or loss to the Internal Revenue Service in a manner consistent with the treatment of that gain or loss as capital gain or loss. The deductibility of capital losses is subject to certain limitations. Your tax basis in the YEELDS will generally equal your cost of such YEELDS. Coupon payments, if any, received by you, but not includible in your income, should reduce your tax basis in the YEELDS.

Upon a sale, exchange or other disposition of a YEELDS prior to the stated maturity date, you will recognize gain or loss in an amount equal to the difference between the amount of cash received and your tax basis in the YEELDS. Any such gain or loss will be treated as capital gain or loss. The deductibility of capital losses is subject to limitations.

See “United States Federal Income Tax Consequences” in the accompanying YEELDS prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 179,104 additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be approximately $9,199,997.80, $0.00 and $9,199,997.80, respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about June 12, 2007, which is the third business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Holdings or an affiliate has entered into swap agreements or related hedge transactions with one of Lehman Brothers Holdings’ other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

1,194,030 YEELDS®

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

9.00 % Yield Enhanced Equity Linked Debt Securities

Due June 12, 2008

Performance Linked to the Common Stock of

Six Flags, Inc. (SIX)

PRICING SUPPLEMENT

JUNE 7, 2007

(INCLUDING PROSPECTUS SUPPLEMENT

DATED MAY 30, 2006

PROSPECTUS SUPPLEMENT

DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS

MTNI237